Mail Stop 4720

January 15, 2010

Lei Liu
Chief Executive Officer
China Jo-Jo Drugstores, Inc.
c/o
Val-U-Corp Services, Inc.
1802 North Carson Street, Suite 108
Carson City, NV 89701

> **Re: China Jo-Jo Drugstores, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 21, 2009**
> **File No. 333-163879**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We will need time to review these documents once they are filed.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

5. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Prospectus Summary, page 1

Our Business, page 1

6. In the chart on page 1 and in the second paragraph on page 2 you provide information for the three month period ended September 30, 2009 compared to the three month period ended September 30, 2008. Please provide information for the six month interim periods ended on September 30, 2008 and September 30, 2009.

Competitive Strengths, page 2

7. Please balance the discussion regarding your business with an equally prominent and separately-captioned discussion in the summary of the risks and obstacles you face.

Risk Factors, page 6

Risks Relating to Our Business, page 6

"We depend substantially on the continuing efforts of our executive officers…" page 6

8. If any of your key personnel intend to retire or resign in the near future, please revise to address such departure and the potential impact on your organization.

9. To the extent that you have experienced problems attracting and retaining key employees and management personnel in the recent past, please revise to describe these problems.

<u>"We may need additional capital to expand outside of Hangzhou…" page 7</u>

10. Please separate this disclosure into two separately-captioned risk factors. The first risk factor should address the risk of the company not being able to raise additional capital. The second risk factor should discuss the potential negative effects to shareholders of raising new capital.

<u>Risks Relating to Our Pharmacy Operations, page 7</u>

<u>"Our brand name, trade secrets and other intellectual property…" page 9</u>

11. Please state whether you require your employees to execute confidentiality or non-disclosure agreements as a condition of employment. Please disclose whether you have registered your brand name or applied for a trademark in China.

<u>"We depend on the continued service of, and on the ability to attract, motivate and retain...." page 11</u>

12. To the extent that you have experienced any difficulties to date managing growth, including retaining a sufficient number of skilled personnel and in-store pharmacists, please expand this risk factor to describe these challenges.

<u>"The continued penetration of counterfeit products into the retail market in China…" page 13</u>

13. Consider removing the sentence stating that the risk of your brand being negatively impacted by counterfeit products is mitigated somewhat because you do not self brand any of your products. Because you do not self brand and you obtain retail products from third parties, you also have less ability to control or detect counterfeit products, which could actually increase the risk of counterfeit products entering your retail stores.

<u>Risks Related to Our Corporate Structure, page 14</u>

<u>"In order to comply with Chinese regulations limiting foreign ownership…" page 14</u>

14. Please define the term "WFOE" upon its first use in this risk factor.

15. Please identify your PRC counsel by name and obtain such counsel's consent to the references to it in the following places:

- The company has been advised by PRC counsel that restrictions on foreign ownership of Chinese drugstores do not apply to the company or its management structure (page 14).

- Restrictions on foreign ownership of medical practice in China do not apply to the company or its management structure. I am assuming that although they don't mention PRC counsel in this instance the statement is based upon the advice of PRC counsel (page 14).

- They have been advised by PRC counsel that the company's structure for operating its business in China complies with all applicable PRC laws, rules and regulations and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations (page 15).

Risks Related to Doing Business in China, page 17

16. Consider adding a risk factor in this section describing the risks caused by government healthcare reform, including the Healthy China 2020 program and government controlled pricing of drugs, including a discussion of the National Essential Drugs List you reference in the Business section on page 38.

Risks Related to an Investment in Our Securities, page 19

17. If this is the lead underwriter's first underwritten offering, please add a risk factor disclosing this fact and describing the related risks. In describing such risks, please discuss the underwriter's due diligence role in reviewing the disclosure in the prospectus and pricing the offering.

"We may need additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our stockholders." page 22

18. This risk factor is repetitious of the risk factor appearing at the top of page 7, ("We may need additional capital to expand outside of Hangzhou…"), and should be deleted.

Capitalization, page 27

19. Please expand your disclosure to clarify what the pro forma column represents.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies and Estimates, page 31

Vendor allowances, page 31

20. Your disclosure that "the Company accounts for vendor allowances according to FASB's accounting standard" is vague. Please expand your disclosure to describe the types of arrangements that involve vendor allowances.

Results of Operations, page 33

21. In this section, in the discussion of changes in revenue from period to period, please quantify the change related to changes in sales at continuously operated

stores for both comparable periods and changes related to the addition of new stores.

Business, page 37

Shifting Market Share due to Regulation, page 38

22. Here and in your Summary section on page 1, please explain the basis for your estimate that 15% to 30% if all prescription drugs are currently sold by retail drug stores with the remaining 70% to 85% sold by state run hospitals.

Competitive Strengths, page 40

23. Please state the names of your other retail competitors that have licensed physicians onsite and state whether any other retail drug stores offer onsite outpatient clinics.

24. Please clarify what you mean by "directly operated business." Your structure is such that your retail drugstores are operated by Chinese entities with which you have contractual agreements. Please clarify here the level of day-to-day control you have over operations.

Suppliers, page 46

25. Please name the two vendors that accounted for 32% of your total purchases. Also, if these arrangements are material to your business, please describe the material terms of these vendor contracts and file each as an exhibit to your Form S-1.

Intellectual Property, page 47

26. Please disclose whether you have pending trademark or patent applications.

Executive Compensation, page 56

Summary Compensation Table, page 56

27. As fiscal year 2009 has now ended, please update this table to include fiscal year 2009 data.

28. In addition to Mr Liu, the current CEO of the company, we note that you have included two other individuals who are no longer officers of the company. Please revise the summary compensation table to include, in addition to Mr. Liu's compensation data, 2008 and 2009 information for next two most highly compensated Named Executive Officers (NEOs) who are current officers and were appointed as a result of the Share Exchange.

Employment Agreements, Termination of Employment and Change-in-Control
Arrangements, page 56

29. Please file the CFO Services Agreement with Bennet P. Tchaikovsky.

Director Compensation, page 57

30. Please disclose whether any directors received compensation in fiscal year 2009
and if so, please include a summary of this compensation.

Certain Relationships and Related Transactions, page 58

31. Please describe any additional material terms of the interest-free loans issued to
the two directors. Please file the promissory notes or other material agreements
related to these two loans.

Underwriting and Plan of Distribution, page 61

32. Please disclose which underwriters and their affiliates have provided services to
the company and its affiliates in the past.

Nature of the Underwriting Commitment, page 61

33. In this section, you refer to the underwriter in the plural form and the commitment
as several and joint. Please revise this if there will only be one underwriter.

China Jo-Jo Drugstores Consolidated Financial Statements for the Interim Period Ending
September 30, 2009

34. Please expand your disclosure to describe your accounting for the reverse
acquisition and recapitalization with Kerrisdale Mining Corporation. For
example, it is not clear from your disclosure if this transaction was accounted for
as a business combination under FASB ASC 805 or a capital transaction. Clarify
how the cost of the transaction was determined and what impact the transaction
had on determining earnings per share for periods prior to date of this transaction.

Renovations Investment (Hong Kong) Co., Ltd. Consolidated Financial Statements for
the Year Ended March 31, 2009

Report of Independent Registered Public Accounting Firm, page F-17

35. Your auditors are located in California; however it appears that the majority of
your assets, liabilities, revenues and expenses relate to operations located in
China. Please have your auditors tell us how the audit of the operations in China
was conducted. The response should include a discussion of the following:

    a. Whether another auditor was involved in the audit of the operations in
China. If so, please tell us the name of the firm and indicate whether they

are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

b. Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor in China. Also, explain how the March 31, 2009 and 2008 audits were performed, particularly the testing of accounts receivable and observation of inventories.

General

36. Based on your disclosure regarding the Share Exchange with Kerrisdale Mining Corporation, it appears that Renovation had issued and outstanding capital stock. Please revise your financial statements to disclose all capital stock information including disclosure of basic and diluted earnings per share or explain to us why this disclosure is omitted.

Notes to Consolidated Financial Statements

Note 1—Description of Business and Organization, page F-22

37. You disclose that through Jiuxin Management, the Company controls three companies collectively known as HJ Group. Also you disclose that all three HJ Group companies are under the common control of the same three owners (the "Owners"). Please expand your disclosure to clarify, and explain to us, how the Owners have common control of all three HJ Group companies and state the period during which common control existed. Tell us if these entities were under common control for all periods prior to August 1, 2009.

Note 2—Summary of Significant Accounting Policies

Consolidation of variable interest entities, page F-23

38. Please expand your disclosure to clarify how the Contractual Arrangements obligates the Company to absorb all of the risk of loss from HJ Group's activities and enables the Company to receive all of HJ Group's expected residual returns. Also, it is not clear from the disclosure your basis for concluding that the HJ Group Companies are variable interest entities. Please provide us with your accounting analysis supporting this conclusion including addressing the conditions in FASB ASC 810-10-15-14. Expand your disclosure accordingly, including disclosure in the interim financial statements of China Jo-Jo Drugstores, Inc.

39. It appears that you have consolidated the HJ Group companies for periods prior to the August 1, 2009, the effective date for the Contractual Arrangements with Jiuxin Management, because "the companies are under common control." Also, you disclose "the consolidated financial statements have been prepared as if the

transactions had occurred retroactively as to the beginning of the reporting period of these consolidated financial statements." In addition, based on your disclosure it appears that Renovation Investment and Jiuxin Management did not exist prior to September 2008. Please provide us with an expanded explanation of your basis for this retroactive accounting treatment, as well as references to the relevant technical literature upon which you relied in reaching these conclusions. Expand your disclosure accordingly, including disclosure in the interim financial statements of China Jo-Jo Drugstores, Inc.

40. Further based on your disclosure, it appears that the basis for Renovation Investment consolidating the HJ Companies is FIN46R. It is not clear from your disclosure how you accounted for initial measurement of the assets and liabilities, of the HJ Companies. Please explain to us how your accounting complies with FASB ASC 810-10-30 (paragraphs 18 – 21 of FIN46R).

Recently issued accounting pronouncements, page F-27

41. Please remove the duplicate disclosure on page F-28 regarding SFAS 160 since your disclosure appears to have the incorrect effective date of this pronouncement.

<p style="text-align:center">*   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kevin K. Leung, Esq.
       Francis Y.L. Chen, Esq.
       Richardson & Patel LLP
       10900 Wilshire Boulevard, Suite 500
       Los Angeles, CA 90024